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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            ------------------------

                              REDBACK NETWORKS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                            ------------------------

          Options to Purchase Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                            ------------------------

                                      n/a*
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                            ------------------------

                                Kevin A. DeNuccio
                      President and Chief Executive Officer
                              Redback Networks Inc.
                                 250 Holger Way
                           San Jose, California 95134
                                 (408) 571-5000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            ------------------------

                                   Copies to:

            Page Mailliard, Esq.                   Thomas L. Cronan III, Esq.
      Wilson Sonsini Goodrich & Rosati               Redback Networks Inc.
             650 Page Mill Road                         250 Holger Way
      Palo Alto, California 94304-1050             San Jose, California 95134
               (650) 493-9300                           (408) 571-5000

                            CALCULATION OF FILING FEE

================================================================================
     Transaction Valuation+                         Amount of Filing Fee
--------------------------------------------------------------------------------
     $   66,158,722.00                              $      13,232.00
================================================================================

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 15,658,869 shares of common stock of Redback Networks Inc. having an aggregate value of $66,158,722.00 as of September 4, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                         Filing party: Not applicable.
                          Date filed: Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 4d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 757209101.

================================================================================

Item 1. Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Replace Certain Outstanding Options With New Options, dated September 6, 2001 (the "Offer to Replace"), attached hereto as Exhibit (a)(2), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is Redback Networks Inc., a Delaware corporation ("Redback" or the "Company"), and the address of its principal executive office is 250 Holder Way, San Jose, California 95134. The Company's telephone number is
(408) 571-5000. The information set forth in the Offer to Replace under Section 10 ("Information Concerning Redback") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to replace certain outstanding eligible stock options to purchase shares of the Company's Common Stock, par value $0.0001 per share, that were granted under certain of the Company's stock option plans (the "Option Plans") before August 1, 2001 and which have an exercise price of more than $6.50 per share (the "Old Options"), with new options (the "New Options") that will be granted under the Company's 1999 Stock Incentive Plan, as amended through May 16, 2001 (the "1999 Plan"), upon the terms and subject to the conditions described in the
(i) Offer to Replace, (ii) the Election Form and (iii) the Notice to Withdraw from the Offer (collectively, as they may be amended from time to time, the "Offer"). Employees are eligible to participate in the Offer if they are employees of Redback or one of Redback's subsidiaries or affiliates as of August 1, 2001 and remain employees through the date on which the New Options are granted, but only if they reside or work in the United States, Brazil, the Canadian provinces of British Columbia or Ontario, France, Germany, Hong Kong, Japan, Korea, the Netherlands, the People's Republic of China, Singapore, Taiwan or the United Kingdom. Members of the Board of Directors are not eligible to participate in the Offer. The information set forth in the Offer to Replace under the "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Replacement and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Replace under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Replace under the "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Replacement and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Material Income Tax Consequences for Tax Residents of Brazil"), Section 16 ("Material Income Tax Consequences for Tax Residents of British Columbia, Canada and Ontario, Canada"), Section 17 ("Material Income Tax Consequences for Tax

Residents of France"), Section 18 ("Material Income Tax Consequences for Tax Residents of Germany"), Section 19 ("Material Income Tax Consequences for Tax Residents of Hong Kong"), Section 20 ("Material Income Tax Consequences for Tax Residents of Japan"), Section 21 ("Material Income Tax Consequences for Tax Residents of Korea"), Section 22 ("Material Income Tax Consequences for Tax Residents of the Netherlands"), Section 23 ("Material Income Tax Consequences for Tax Residents of the People's Republic of China"), Section 24 ("Material Income Tax Consequences for Tax Residents of Singapore"), Section 25 ("Material Income Tax Consequences for Tax Residents of Taiwan"), Section 26 ("Material Income Tax Consequences for Tax Residents of the United Kingdom") and Section 27 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Replace under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Replace under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Replace under Section 6 ("Acceptance of Options for Replacement and Issuance of New Options") and
Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Replace under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Replace under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 28 ("Fees and Expenses") is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) The information set forth in the Offer to Replace under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Replace under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth in the Offer to Replace under Section 10 ("Information Concerning Redback") and Section 29 ("Additional Information"), and in the Company's (i) Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, and (ii) Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001, which contain Redback's financial statements, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q have been made available to all potential participants of this Offer. Further, the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's website at www.sec.gov.

     (b) Not applicable.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Replace under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

Item 12. Exhibits.

(a)      (1)      Form of E-mail Letter from Kevin A. DeNuccio, President and
                  Chief Executive Officer of the Company, to Eligible Employees, dated September 6, 2001.

         (2)      Offer to Replace, dated September 6, 2001.

         (3)      Election Form.

         (4)      Form of Notice to Withdraw From the Offer.

         (5)      Form of Confirmation of Receipt of Election Form.

         (6)      Form of Confirmation of Receipt of Notice to Withdraw From the
                  Offer.

         (7) Redback Networks Inc. 1999 Stock Incentive Plan, as amended through May 16, 2001.

         (8) Redback Networks Inc. 1999 Stock Incentive Plan Summary and Prospectus, dated June 1, 2001.

         (9) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of the United States.

        (10) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of either (i) the Canadian provinces of British Columbia or Ontario, (ii) France, (iii) Germany, (iv) Japan, (v) Korea,
                  (vi) Singapore and (vii) Taiwan.

        (11) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of Brazil.

        (12) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of Hong Kong.

        (13) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of the Netherlands.

        (14) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of the People's Republic of China.

        (15) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of the United Kingdom.

        (16) Redback Networks Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, and incorporated herein by reference.

        (17) Redback Networks Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001, and incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

     (g) Not applicable.

     (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      REDBACK NETWORKS INC.

                                      /s/         Kevin A. DeNuccio
                                      ------------------------------------------
                                      President and Chief Executive Officer


Date:  September 6, 2001

                                INDEX TO EXHIBITS

    Exhibit
    Number                        Description
-------------   ----------------------------------------------------------------
   (a)(1)       Form of E-mail Letter from Kevin A. DeNuccio, President and
                Chief Executive Officer of the Company, to Eligible Employees, dated September 6, 2001.

   (a)(2)       Offer to Replace, dated September 6, 2001.

   (a)(3)       Election Form.

   (a)(4)       Form of Notice to Withdraw From the Offer.

   (a)(5)       Form of Confirmation of Receipt of Election Form.

   (a)(6)       Form of Confirmation of Receipt of Notice to Withdraw From the
                Offer.

   (a)(7) Redback Networks Inc. 1999 Stock Incentive Plan, as amended through May 16, 2001.

   (a)(8) Redback Networks Inc. 1999 Stock Incentive Plan Summary and Prospectus, dated June 1, 2001.

   (a)(9) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of the United States.

  (a)(10) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of either (i) the Canadian provinces of British Columbia or Ontario, (ii) France, (iii) Germany, (iv) Japan, (v) Korea, (vi) Singapore and (vii) Taiwan.

  (a)(11) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of Brazil.

  (a)(12) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of Hong Kong.

  (a)(13) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of the Netherlands.

  (a)(14) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of the People's Republic of China.

  (a)(15) Form of 1999 Stock Incentive Plan Nonstatutory Stock Option Agreement for eligible optionees that are tax residents of the United Kingdom.

  (a)(16) Redback Networks Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, and incorporated herein by reference.

  (a)(17) Redback Networks Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001, and incorporated herein by reference.